October 13, 2016

VIA EDGAR

Ms. Sherry Haywood

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Alcoa Upstream Corporation

Registration Statement on Form 10-12B

File No. 001-37816

Dear Ms. Haywood:

Reference is made to the Registration Statement on Form 10 (File No. 001-37816) (as amended to date, the Registration Statement), filed by Alcoa Upstream Corporation (the “Company”) with the U.S. Securities and Exchange Commission (the “Commission”). We understand that the New York Stock Exchange (the “NYSE”) has certified to the Commission that the shares of common stock of the Company (the “Shares”) have been approved for listing and registration.

The Company hereby requests that the effective date for the Registration Statement be accelerated to 5:00 p.m., Eastern time, on October 17, 2016, or as soon as practicable thereafter, pursuant to Section 12(d) of the U.S. Securities Exchange Act of 1934, as amended, and Rule 12d1-2 thereunder.

If the Staff has any further questions or comments concerning this letter, or if you require any additional information, please feel free to contact the Company’s counsel, Karessa L. Cain or Mark Stagliano of Wachtell, Lipton, Rosen & Katz, at (212) 403-1128 or (212) 403-1060, respectively. We request that we be notified of the effectiveness of the Registration Statement by a telephone call to Ms. Cain or Mr. Stagliano and that such effectiveness also be confirmed in writing.

Ms. Sherry Haywood

October 13, 2016

Sincerely,

Alcoa Upstream Corporation

/s/ Jeffrey D. Heeter

Jeffrey D. Heeter

Secretary

cc:	Karessa L. Cain

Wachtell, Lipton, Rosen & Katz

Mark Stagliano

Wachtell, Lipton, Rosen & Katz